                                                                    EXHIBIT 99.1

PRESS RELEASE                                                      (AMDOCS LOGO)
--------------------------------------------------------------------------------

         AMDOCS LIMITED REPORTS REVENUE GROWTH OF 9.9% IN FOURTH QUARTER

Key highlights:

   -  Revenue of $452.5 million, in line with guidance

   - Diluted EPS, excluding acquisition-related costs and related tax effects, increases 34.8% to $0.31, above guidance of $0.30

   -  Diluted GAAP EPS of $0.30

   -  Free cash flow of $62.7 million

   - First quarter fiscal 2005 guidance: Expected revenue of $457 million and diluted EPS of $0.31, excluding acquisition-related costs and related tax effects of between $0.01-$0.02 per share.

ST. LOUIS, MO - NOVEMBER 3, 2004 - Amdocs Limited (NYSE: DOX) today reported that for the fourth quarter ended September 30, 2004, revenue was $452.5 million, representing sequential growth of 0.5% and an increase of 9.9% from last year's fourth quarter. Excluding acquisition-related costs and related tax effects of $3.5 million, net income was $65.1 million, or $0.31 per diluted share, and increased by $13.9 million, or 27.1%, when compared to net income, excluding $7.3 million of acquisition-related costs and related tax effects, of $51.2 million, or $0.23 per diluted share, in the fourth quarter of fiscal 2003. The Company's net income was $61.6 million, or $0.30 per diluted share, compared to net income of $43.9 million, or $0.20 per diluted share, in the fourth quarter of fiscal 2003.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "We are pleased with our results this quarter. We met our financial targets and we feel more confident that we will be able to increase our growth rate in the second quarter of fiscal 2005. In the fourth quarter, Amdocs signed important contracts with both wireless and wireline customers, as our vision of integrated customer management is starting to truly resonate with communications services providers. Our ability to help telecommunications companies move toward integrated customer management has proven to be a key differentiator."

Baharav continued, "Wireline carriers recognize the imperative of offering new broadband services, and we're seeing our business with these carriers increase as a result. Other opportunities are emerging based on the convergence of wireline and wireless lines of business, which drives the need for new systems to support this change. In addition, we saw strength in our directory business, and had our first rating system win in financial services. While we continue to operate in a challenging environment, we are confident that we can continue to gain market share and we believe that our market leadership, together with our expanding relationships with strategic customers, creates a firm basis for growth."

SALES HIGHLIGHTS

During the fourth quarter, our new business included nine new key wins, highlighted below.

   - We extended our managed services agreement with Nextel Communications by more than two years, to the end of 2011. Nextel and Amdocs will continue working together to further enhance Nextel's operational excellence, driving continuous improvements to Nextel's customer care and billing platform to support Nextel's impressive subscriber and service growth. Amdocs will also continue to support Nextel's core billing operation.

   - Amdocs was selected by a wireline carrier in North America to help standardize its billing, order management and mediation on Amdocs technology. Amdocs will provide software and implementation services to support the full customer life-cycle and move this operator closer to managing its customers in an integrated fashion. The Amdocs platform will also help this carrier as it converges its lines of business, including wireless.

   - Amdocs will play a significant role in helping Cingular Wireless to convert the AT&T Wireless subscribers to Cingular's platforms. This is a critical effort for Cingular, which will become the largest wireless operator in North America as a result of the AT&T Wireless acquisition.

   - Amdocs has expanded its managed services agreement with Dex Media to include data center operations, as this directory provider strives to operate its business more efficiently and cost-effectively. This is an addendum to a five-year managed services agreement between the two companies under which Amdocs supports development and implementation of an advanced production platform for Dex Media.

   - A major mobile carrier in Europe has chosen Amdocs ClarifyCRM for end-to-end service management, replacing a legacy system from an Amdocs competitor. Three separate user communities, including an internal IT help desk and customer trouble ticketing, will work on one unified system from Amdocs.


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   -  ABN AMRO, a prominent international bank based in The Netherlands, has selected Amdocs as part of its efforts to modernize and consolidate its transactional systems for business and consumer retail banking customers in The Netherlands. The Amdocs solution will integrate information from disparate systems onto a single, unified platform, allowing the bank to launch new bundled services and cross product price plans and discounts, reduce operating costs and time-to-market for new services, as well as increase efficiency, while improving the overall customer experience.

   - A major wireless carrier in North America has chosen Amdocs Enabler to support its data initiatives.

   - For an existing directory publishing customer, Amdocs is providing sales force automation capabilities.

   - Amdocs was chosen by a major wireline carrier in North America to provide software and services as an extension of our order management activities to streamline the provisioning process, primarily for data services.

OPERATING AND FINANCIAL HIGHLIGHTS

During the fourth quarter:

   - Amdocs rolled out major implementations of the Amdocs Enabler billing platform at two European customers, including one of the largest wireline operators in Europe with more than 20 million customers and a wireless communications services provider.

   - Amdocs used approximately $100 million to execute a share buyback program involving the re-purchase of approximately 4.9 million shares at an average price of $20.40 per share.

   - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $62.7 million in the quarter.

The Company also noted that for the fiscal year ended September 30, 2004, revenue increased by 19.6% to $1.774 billion. Excluding acquisition-related costs and related tax effects of $13.9 million in fiscal 2004 and acquisition-related costs, restructuring charges and related tax effects of $25.5 million in fiscal 2003, net income for fiscal 2004 increased by 28.0% to $248.8 million, while diluted earnings per share increased 31.8% to $1.16. The Company's results for fiscal 2004 showed net income of $234.9 million, or $1.10 per diluted share, compared to net income of $168.9 million, or $0.77 per diluted share, in fiscal 2003.


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In March 2004, the Company issued $450 million principal amount of 0.50%
Convertible Senior Notes (the "Notes") that are convertible into the Company's ordinary shares, subject to several contingent conversion conditions including a share price condition. According to U.S. GAAP, the effect of the ordinary shares issuable upon conversion of the Notes has not been included in the computation of diluted earnings per share since to date none of the conditions that would permit conversion of the Notes have been satisfied. The Emerging Issues Task Force with issue 04-8 (EITF 04-8) has reached a consensus to require, commencing with reporting periods ending after December 15, 2004, to include the shares issuable upon conversion of contingently convertible debt (such as the Notes) in diluted earnings per share computations, if dilutive, regardless of whether the conversion conditions have been met. The transition rules of EITF 04-8 require that prior period earnings per share computations will have to be restated to conform to the new rules. The Company believes that the change in accounting rules will reduce previously reported quarterly diluted earnings per share by approximately $0.01 per share per quarter for the third and fourth quarters of fiscal 2004.

In addition, holders of the Notes have the right to require the Company to purchase their Notes on certain dates or upon the occurrence of certain specified events ("Put Rights"). At its option, the Company has the right to satisfy the Put Rights in cash, ordinary shares or a combination of cash and shares. Recently, the Financial Accounting Standards Board ("FASB") issued an exposure draft which would amend FASB Statement 128, "Earnings per Share", to require that, commencing with reporting periods ending after December 15, 2004, if a convertible financial instrument has an option to settle a required redemption in cash or shares, then the "if converted" method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. If applied to the Company's share settlement option, this change in accounting rules could potentially have a significant impact on the Company's diluted earnings per share computations. The board of directors has authorized the Company to amend the Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. Following the amendment to the Notes, the new accounting rule is expected to have no impact on the Company's financial results.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the first quarter of fiscal 2005 ending December 31, 2004, will increase to approximately $457 million. Diluted earnings per share for the quarter are expected to be

$0.31 excluding acquisition-related costs and related tax effects which are expected to reduce diluted EPS by between $0.01-$0.02 per share.

Amdocs will host a conference call on November 3, 2004 at 5 p.m. Eastern Standard Time to discuss the Company's fourth quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading telecommunications services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains certain information that is not prepared in accordance with GAAP. Investors should not construe these financial measures as being superior to GAAP. The Company's management uses this financial information in its internal analysis in order to exclude the effect of acquisitions and other significant one-time events that may have a disproportionate effect in a particular period. Accordingly, management believes that isolating the effects of such events enables management and investors to consistently analyze the critical components and results of operations of the Company's business and to have a meaningful comparison to prior periods.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F/A, filed on September 21, 2004 and our Form 6-K furnished on August 13, 2004.


CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                              THREE MONTHS ENDED                  TWELVE MONTHS ENDED
                                                 SEPTEMBER 30,                       SEPTEMBER 30,
                                          -----------------------------       -----------------------------
                                             2004              2003              2004             2003
                                          -------------   -------------       -------------   -------------
Revenue:
  License                                 $    24,560     $     14,406        $    76,586     $    65,582
  Service                                     427,895          397,353          1,697,146       1,417,745
                                          -------------   -------------       -------------   -------------
                                              452,455          411,759          1,773,732       1,483,327
Operating expenses:
  Cost of license                               1,215            1,615              5,022           5,752
  Cost of service                             284,340          261,218          1,117,810         907,607
  Research and development                     34,160           30,368            126,407         119,256
  Selling, general and
     administrative                            51,306           52,621            210,384         206,265
  Amortization of purchased
     intangible assets                          4,486            5,637             17,909          19,940
  Restructuring charges and other                  --            4,133                 --          14,089
                                          -------------   -------------       -------------   -------------
                                              375,507          355,592          1,477,532       1,272,909
                                          -------------   -------------       -------------   -------------
Operating income                               76,948           56,167            296,200         210,418

Interest income and other, net                  2,004            2,327              4,903          14,759
                                          -------------   -------------       -------------   -------------
Income before income taxes                     78,952           58,494            301,103         225,177

Income taxes                                   17,370           14,623             66,243          56,294
                                          -------------   -------------       -------------   -------------
Net income                                $    61,582     $     43,871        $   234,860     $   168,883
                                          =============   =============       =============   =============
Basic earnings per share                  $       0.30    $       0.20        $       1.13    $      0.78
                                          =============   =============       =============   =============
Diluted earnings per share                $       0.30    $       0.20        $       1.10    $      0.77
                                          =============   =============       =============   =============
Basic weighted average number of
   shares outstanding                         203,713          216,034            208,726         215,849
                                          =============   =============       =============   =============
Diluted weighted average number
   of shares outstanding                      208,228          221,621            214,197         219,876
                                          =============   =============       =============   =============


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                                 AMDOCS LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME,
             EXCLUDING AMORTIZATION OF PURCHASED INTANGIBLE ASSETS,
 CUMULATIVE EFFECT FOR THE COMPANY'S SHARE IN CERTEN'S PRE-ACQUISITION RESULTS,
                  RESTRUCTURING CHARGES AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                THREE MONTHS ENDED                  TWELVE MONTHS ENDED
                                                   SEPTEMBER 30,                       SEPTEMBER 30,
                                          ------------------------------        -----------------------------
                                            2004 (1)          2003 (1)           2004 (2)          2003 (2)
                                          -------------      -----------        -------------    ------------
Revenue:
License                                   $     24,560       $   14,406         $     76,586     $    65,582
Service                                        427,895          397,353            1,697,146       1,417,745
                                          -------------      -----------        -------------    ------------
                                               452,455          411,759            1,773,732       1,483,327
Operating expenses:
Cost of license                                  1,215            1,615                5,022           5,752
Cost of service                                284,340          261,218            1,117,810         907,607
Research and development                        34,160           30,368              126,407         119,256
Selling, general and administrative             51,306           52,621              210,384         206,265
                                          -------------      -----------        -------------     -----------
                                               371,021          345,822            1,459,623       1,238,880
                                          -------------      -----------        -------------     -----------
Operating income                                81,434           65,937              314,109         244,447

Interest income and other, net                   2,004            2,327                4,903          14,759
                                          -------------      -----------        -------------     -----------
Income before income taxes                      83,438           68,264              319,012         259,206

Income taxes                                    18,356           17,065               70,183          64,801
                                          -------------      -----------        -------------     -----------
Net income                                $     65,082       $   51,199         $    248,829      $  194,405
                                          =============      ===========        =============     ===========
Diluted earnings per share                $       0.31       $     0.23         $       1.16      $     0.88
                                          =============      ===========        =============     ===========
Diluted weighted average number
   of shares outstanding                       208,228          221,621              214,197         219,876
                                          =============      ===========        =============     ===========


(1) Excludes $4,486 and $5,637 for amortization of purchased intangible assets, $0 and $4,133 of cumulative effect for the Company's share in Certen's pre-acquisition results, and tax effects related to the above of $(986) and $(2,442) for the three months ended September 30, 2004 and 2003, respectively. Including the above items, income before income taxes was $78,952 and $58,494 and diluted earnings per share were $0.30 and $0.20 for the three months ended September 30, 2004 and 2003, respectively.

(2) Excludes $17,909 and $19,940 for amortization of purchased intangible assets, $0 and $4,133 of cumulative effect for the Company's share in Certen's pre-acquisition results, $0 and $9,956 of restructuring charges related to the cost reduction measures, and tax effects related to the above of $(3,940) and $(8,507) for the twelve months ended September 30, 2004 and 2003, respectively. Including the above items, income before income taxes was $301,103 and $225,177, and diluted earnings per share were $1.10 and $0.77 for the twelve months ended September 30, 2004 and 2003, respectively.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                           AS OF
                                                                          -----------------------------------
                                                                           SEPTEMBER 30,       SEPTEMBER 30,
                                                                                2004               2003
                                                                          ---------------    ----------------
ASSETS


Current assets

Cash, cash equivalents and short-term interest-bearing investments        $   1,190,699      $   1,290,892
Accounts receivable, net, including unbilled of $24,697 and
$16,072, respectively                                                           254,779            198,274
Deferred income taxes and taxes receivable                                       62,284             60,868
Prepaid expenses and other current assets                                        80,229             85,902
                                                                          ---------------    ----------------
    Total current assets                                                      1,587,991          1,635,936

Equipment, vehicles and leasehold improvements, net                             181,121            203,467
Goodwill and other intangible assets, net                                       854,386            855,975
Other noncurrent assets                                                         240,386            182,139
                                                                          ---------------    ----------------
Total assets                                                              $   2,863,884      $   2,877,517
                                                                          ===============    ================


LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities
Accounts payable and accruals                                             $     366,363      $     331,196
Short-term portion of capital lease obligations and other financing
   arrangements                                                                  21,310             29,319
2% Convertible notes                                                                 --            400,454
Deferred revenue                                                                223,122            174,616
Deferred income taxes and taxes payable                                         163,648            133,002
                                                                          ---------------    ----------------
    Total current liabilities                                                   774,443          1,068,587
0.50% Convertible notes                                                         450,000                 --
Noncurrent liabilities and other                                                195,251            217,330
Shareholders' equity                                                          1,444,190          1,591,600
                                                                          ---------------    ----------------
Total liabilities and shareholders' equity                                $   2,863,884      $   2,877,517
                                                                          ===============    ================


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